Exhibit (a)(1)(ii)

Offer to Purchase

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT THE END OF THE DAY ON SEPTEMBER 11, 2026,

AT 12:00 MIDNIGHT, EASTERN TIME,

UNLESS THE OFFER IS EXTENDED

To the Shareholders of Adams Street Private Equity Navigator Fund LLC:

Adams Street Private Equity Navigator Fund LLC, a non-diversified, closed-end management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) up to 5% of the Shares (as defined below) outstanding as of June 30, 2026. The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund will seek to achieve its investment objective by investing in a broad portfolio of global private markets investments. Adams Street Advisors, LLC serves as the Fund’s investment adviser (the “Adviser”).

The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of September 30, 2026 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any early repurchase fee. As used in the Offer, the term “Share” or “Shares” refers to the shares of limited liability company interests in the Fund and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires, that constitute the three classes of Shares that currently are outstanding, designated as Class I, Class M, and Class S Shares, that are tendered by Shareholders pursuant to the Offer. Shareholders that desire to tender Shares for purchase must do so by the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum number of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s limited liability company agreement, as may be amended, restated or otherwise modified from time to time (the “LLC Agreement”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between June 30, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date, or a later date determined by the Fund if the Offer is extended. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares may contact State Street Bank and Trust Company (“State Street”) at 844-705-0580, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time.

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Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should properly complete and sign the enclosed Letter of Transmittal and send or deliver it to State Street in the manner set out below. Shareholders that do not wish to have all or any portion of their Shares repurchased may simply disregard this notice and no action is required.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form.

Important

None of the Fund, the Adviser or the Fund’s Board makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Adams Street Private Equity Navigator Fund LLC

c/o State Street Corporation

Attention: Transfer Agency

1776 Heritage Drive

Mail Code: JAB3

North Quincy, MA 02171

Phone: 844-705-0580

Email: AdamsStreet_RegAlts_INQ@StateStreet.com

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1.	SUMMARY TERM SHEET

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This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

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The Fund (referred to as “we,” “us” or the “Fund” in this Offer to Purchase) is offering to purchase up to 5% of the Shares outstanding as of June 30, 2026 (or approximately $34,175,116, or approximately 3,009,845 Shares). As of the close of business on June 30, 2026, the net asset value of the Fund was approximately $683,502,312 and there were approximately 60,196,900 Shares outstanding, comprised of approximately 55,015,486 Class I Shares, 5,162,693 Class M Shares, and 18,721 Class S Shares. The net asset value per Class I Share, Class M Share and Class S Share as of the close of business on June 30, 2026 was $11.36, $11.32 and $11.33, respectively. There were no Class D Shares outstanding as of the close of business on June 30, 2026.

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We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender) calculated as of the Valuation Date. The net asset value per Share will be calculated for this purpose as of September 30, 2026 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire. Repurchases will be effected as of the Valuation Date once the Fund’s net asset value for such Valuation Date is determined, which is expected to be no later than 60 days following the Valuation Date.

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The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may hold back up to 5% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s current fiscal year will end on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

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A Shareholder may tender all of its Shares or some of its Shares. A 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum account balance may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained.

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Shares will be repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.

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The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the proceeds of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

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The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of your Shares, the Fund will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. The purchase amount will be paid entirely in cash.

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If you desire to tender Shares for purchase, you must do so by the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 9, 2026 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date.

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State Street Bank and Trust Company (“State Street”), in its role as transfer agent of the Fund, serves as the “Tender Offer Administrator.” If you would like us to purchase all or some of your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Adams Street Private Equity Navigator Fund LLC, c/o State Street Corporation, Attention: Transfer Agency, 1776 Heritage Drive, Mail Code: JAB3, North Quincy, MA 02171; or (ii) email AdamsStreet_RegAlts_INQ@StateStreet.com, Attention: Adams Street Private Equity Navigator Fund LLC, so that it is received before the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time. The value of your Shares may change between June 30, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date when the value of the Shares being purchased will be determined.

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Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Please also note that although the Offer is scheduled to expire on September 11, 2026 (unless it is extended), a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Valuation Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

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If you would like to obtain the estimated net asset value of your Shares, you may contact State Street at 844-705-0580, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time.

2.	BACKGROUND AND PURPOSE OF THE OFFER

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement. The Registration Statement and the LLC Agreement provide that, at the sole discretion of the Board, the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders. The Registration Statement also states that the Adviser expects to recommend to the Board that, under normal market circumstances, the Fund conduct repurchase offers of up to 5% of outstanding Shares on a quarterly basis.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Board, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the LLC Agreement. While the Adviser intends to recommend to the Fund’s Board that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, or at such other times as determined in the discretion of the Board, and may do so more frequently as determined by the Board.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. Please note that although the Offer is scheduled to expire on September 11, 2026 (unless it is extended), a Shareholder remains a Shareholder of the Fund with respect to the Shares that are tendered and accepted for purchase by the Fund through the Valuation Date.

3.	OFFER TO PURCHASE AND PRICE

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to 5% of the Shares outstanding as of June 30, 2026 that are tendered by Shareholders by the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of September 30, 2026 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

4.	AMOUNT OF TENDER

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $10,000, the Board reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5% of the Shares, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than 5% of the Shares are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to State Street, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or email a completed and executed Letter of Transmittal to State Street, also to the attention of the Tender Offer Administrator, at the email set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by State Street, either by mail or by email, no later than the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, no later than any later Notice Due Date). Shareholders that do not wish to have all or any portion of their Shares repurchased may simply disregard this notice and no action is required.

The Fund recommends that all documents be submitted to State Street via certified mail, return receipt requested, or by email. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact State Street at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of State Street to receive any Letter of Transmittal or other document submitted by email. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 9, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by State Street at the address or email set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of September 30, 2026, or if the Offer is extended, as of any later Valuation Date. The value will be determined pursuant to the Fund’s valuation procedures. The Fund will not pay interest on the purchase amount. Repurchases will be effected as of the Valuation Date.

The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the proceeds of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of cash, liquid securities or, to the extent applicable, interests in underlying portfolio funds that the Fund (i) has requested be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid U.S. Dollar amount due to Shareholders whose tendered Shares have been accepted for repurchase. None of the Fund, the Board, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER

In the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the SEC permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. It is organized as a Delaware limited liability company. The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund will seek to achieve its investment objective by investing in a broad portfolio of global private markets investments. The principal office of the Fund is located at One North Wacker Drive, Suite 2700, Chicago, IL 60606, and the telephone number is (312) 553-7890. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

As of June 30, 2026, CI Adams Street Global Private Markets Fund owned 37,095,942.517 Class I Shares of the Fund (approximately 61.62% of the Shares), Adams Street Partners, L.P. owned 205,140.244 Class I Shares of the Fund (approximately 0.34% of the Shares), James F. Walker, a Director of the Fund, beneficially owned 23,904.022 Class I Shares of the Fund (approximately 0.04% of the Shares) and Frank Porcelli, a Director of the Fund, beneficially owned 28,942.491 Class I Shares of the Fund (approximately 0.05% of the Shares).

None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar month or at such other times as determined in the discretion of the Board), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

The Fund is not aware of any agreement, arrangement, or understanding, whether or not legally enforceable, between: (i) the Fund, the Adviser, the Fund’s officers or members of the Board or any person controlling the Fund, the Adviser, the Fund’s officers or the Board; and (ii) any other person, with respect to the Shares.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Shares by the Fund pursuant to the Offer. Each Shareholder should consult its own tax advisors about the tax consequences to it of a purchase of its Shares by the Fund pursuant to the Offer given such Shareholder’s individual circumstances.

The repurchase of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s interest, in each case applying certain constructive ownership rules.

If the repurchase of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares repurchased. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by the Shareholder as capital assets and generally will be treated as a long-term capital gain or loss if the Shareholder held the repurchased Shares for more than one year, or as a short-term capital gain or loss if the Shareholder held the repurchased Shares for one year or less. However, if a Shareholder tenders Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and the repurchased Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. If the tendering Shareholder’s tax basis in the Shares tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered Shares will be reallocated pro rata among the bases of such Shareholder’s remaining Shares.

Certain Shareholders that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any gains recognized in connection with a sale of Shares pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in “passive foreign investment companies” as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering Shareholder held its Shares or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the Shareholder will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is timely provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Internal Revenue Code (the “Code”) or an applicable tax treaty, a Shareholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such Shareholder if the proceeds are treated as a dividend under the rules described above. As further discussed in the Fund’s offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign Shareholder realizes upon the repurchase of Shares will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of a Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Shares is or is considered to be effectively connected with a U.S. trade or business of the foreign Shareholder.

Further, if the proceeds received by a Shareholder are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, “withholdable payments”), which are made to a “foreign financial institution” (which term may include certain foreign Shareholders) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, “United States accounts”) and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. Shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and Shareholder list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.

The Fund generally will be required to report to the IRS and furnish to Shareholders the cost basis and holding period for each respective Shareholder’s Shares repurchased by the Fund. The Fund has elected the first-in, first-out method as the default cost basis method for purposes of this requirement. If you wish to affirmatively elect an alternative cost basis calculation method in respect of your Shares, please contact State Street, the Tender Offer Administrator, at 844-705-0580.

The cost basis method that a Shareholder elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Shareholders should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

The tax discussion set forth above is included for general informational purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser to determine the particular federal, state, local and foreign tax consequences of the Offer.

11.	MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting State Street at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, www.sec.gov.